Response Biomedical Announces $5.5 Million Financing

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, October 14, 2008 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) (the “Company”) today announced that it has entered into an agreement with a placement agent, pursuant to which the Company has agreed to offer for sale, on a best efforts basis and by private placement, an aggregate of 30,555,556 units at a price of $0.18 per unit, each unit consisting of one common share and one-half of one common share purchase warrant, for gross proceeds of approximately $5.5 million. Each whole warrant will entitle the holder thereof to purchase one common share of the Company at a price of $0.25 per share for a period of 36 months from the closing date of the offering. As a percentage of the total number of issued and outstanding common shares prior to this transaction, the common shares being issued in this transaction represent approximately 22.5% (excluding any warrant shares) and approximately 33% (including all warrant shares).

Under the rules of the Toronto Stock Exchange (TSX), the private placement financing would ordinarily require that the Company seek and obtain shareholder approval prior to completion of the transaction as a result of the fact that the transaction will result in the issuance of common shares representing more than 25% of the number of common shares issued prior to closing. However, pursuant to Section 604(3) of the TSX Company Manual, the Company will be making an application to the TSX for an exemption from this requirement on the basis that the Company is in serious financial difficulty, the transaction is designed to improve the Company’s financial situation and the transaction is reasonable in the circumstances. An independent directors’ committee has determined that the Company meets the requirements of this exemption. As a consequence of relying upon this financial hardship exemption, the TSX has informed the Company that it will, in the ordinary course, commence a delisting review. The Company believes that, upon completion of the offering, it will be in compliance with TSX listing requirements.

Certain insiders of the Company, comprised of some members of the Board and senior management, are expected to participate in the offering for an aggregate of approximately 20% of the offering. The common shares and warrant shares potentially issuable to such insiders represent approximately 6.5% of the total number of issued and outstanding shares prior to completion of the transaction. Completion of the transaction will not materially affect control of the Company.

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Completion of the offering is subject to a number of customary closing conditions, and receipt of all necessary regulatory approvals, including the approval of the TSX.

“As is clear from our financial disclosures and as we discussed at the annual shareholder meeting, we have been in need of additional funding and for the last few months we have been working diligently to secure it. Although we have been historically successful in turning to the equity markets to finance our operations, the current state of the financial markets has caused unprecedented challenges for many companies, including Response Biomedical. This has been especially frustrating because we have made such great strides in our business. This current financing is critical to our Company’s ability to continue as a going concern and to provide the means to move our enviable breadth of point-of-care (POC) products toward an expanded and market leading global presence,” said S. Wayne Kay, Chief Executive Officer. “3M is preparing for the launch of our Flu A+B test in the U.S. beginning later this month, and has invested to capture a meaningful share of this growing market. Roche is actively preparing for the launch of the cardiovascular test line in the first quarter of 2009. We are very excited about the financial commitments made by both companies. 3M has taken receipt during the third quarter of RAMP® Readers and Flu test kits that are needed to prime the front-end of the flu distribution channel. We expect to ship against firm product orders from 3M throughout the next two quarters. As we approach the first quarter of 2009, current cumulative firm product orders and test development program funding from 3M and Roche is approximately $4.0 million. This and the net proceeds of the offering are expected to carry us through the first quarter of 2009.”

“We have achieved many strategic goals recently that we believe have positioned our company for success and the completion of this financing will permit us to move forward as we focus on our primary goal of successfully commercializing our two lead product candidates, our POC Flu A+B test and our POC NT-proBNP test as an aid to the rapid diagnosis of heart failure,” continued Mr. Kay. “Importantly, in addition to the infectious diseases and cardiovascular test areas, we are also evaluating additional large market opportunities for RAMP® POC system.”

The placement agent will be paid a commission of seven percent of the gross proceeds of the offering, paid in cash on the closing date. The securities issued under the offering will have a hold period under Canadian law of four months from the closing.

Net proceeds of the offering will be used to manufacture product for the launch of the flu test partnered with 3M Medical and the cardiovascular line partnered with Roche Diagnostics, as well as the day-to-day operations of the Company.

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About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests worldwide and in 2008 entered into a strategic alliance with Roche Diagnostics to commercialize rapid cardiovascular tests worldwide.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

This press release does not constitute an offer to purchase securities. The securities to be offered in the private placement have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an available exemption from such registration requirements.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to the planned financing, our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to

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develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities. Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Response Biomedical Contacts:
Bill Wickson
Manager, Investor Relations
Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio.com

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